Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is the presentation used at the special meeting of shareholders of TD Banknorth Inc. on January 11, 2006 held to consider a proposal to approve and adopt the Agreement and Plan of Merger, dated July 11, 2005, among TD Banknorth Inc., Hudson United Bancorp and, solely with respect to Article X of the Agreement, The Toronto-Dominion Bank.

TD Banknorth Special Shareholders' Meeting January 11, 2006 William J. Ryan Chairman, President and CEO Building on Strength

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward- looking statements to reflect events or circumstances that occur after the date on which such statements were made. Note on Forward-Looking Information

Litchfield Hartford Tolland Windham New London Middlesex New Haven Fairfield Hudson United TD Banknorth ME NY NH VT MA CT NJ PA RI Hartford Philadelphia Boston Significant Expansion in CT and Natural Extension into the Mid-Atlantic Region Source: SNL Financial. Data as of March 31, 2005.

Hudson United is an ideal entry point into several key markets. Very similar strategy to our successful entries into Connecticut and Massachusetts. Hudson United will provide a springboard for TD Banknorth to grow market share in the Mid-Atlantic region through future acquisitions and de novo expansion. We are familiar with the competitors in Hudson United's markets and have successfully competed with them in other regions. Source: SNL Financial. Data as of June 30, 2004. Rank excludes institutional deposits. Includes Bergen, Passaic, Essex and Hudson counties. Includes Orange, Dutchess, Westchester, Putnam, Ulster, Rockland and Sullivan counties. Hudson United Provides an Ideal Entry Point and a Springboard for TD Banknorth to Grow Deposit Share in Attractive Markets

Hudson United Provides TD Banknorth with a Presence in More Affluent and Higher Growth Markets Highly Populated Markets Median Household Income (2004) Source: SNL Financial. All data presented is weighted average by deposits at the county level. Northern New Jersey consists of Bergen, Passaic, Essex and Hudson counties. Projected population change from 2004-2009. Median Household Income Amount Hudson United 62827.8509286489 TD Banknorth 54930.2035298924 Fairfield County 72694 New Jersey 61779 U.S. 46475

Creates state-wide Connecticut deposit franchise: Adds 42 branches and $1.6 billion of deposits in Connecticut; Fairfield county deposits of $757 million in 19 branches; Pro forma, #6 ranked bank in CT with $4.1 billion in deposits, up from #8. Adds $1.3 billion to our existing New York franchise to create a continuous $2.4 billion deposit branch network down the eastern part of the state; We have a 16-year track record of growth and gaining market share based on integration experience: Significant branch and business line investment and restructuring program; Roll out of TD Banknorth retail banking platform; Comprehensive rebranding strategy; Numerous follow-on acquisition and de novo branching opportunities. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Excellent strategic and operating fit: Similar community banking models and business focus will facilitate client retention; Perfect fit with TD Banknorth's regional organizational structure; Complementary commercial bank loan and deposit mix; Suburban deposit franchise. Manageable execution risk: Experienced integration team; We have a proven track record of succeeding in suburban markets such as Hudson United's; Consistent with size and scope of past acquisitions; Hudson United management to be supplemented with TD Banknorth management; TD Banknorth has a consistently strong compliance record. Ability to leverage TD Bank Financial Group's ("TD's") expertise in Hudson United's credit card and specialty finance businesses. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Value per Hudson United share: $42.78 (1) Aggregate transaction value: Stock component: Cash component: $1.9 billion (1) Approximately 32.4 million BNK shares Approximately $942 million (funded by selling approximately 29.6 million BNK shares to TD at $31.79 per share) Consideration mix: Approximately 51% stock / 49% cash to Hudson United's shareholders(2); transaction funded with 100% stock from BNK's perspective Structure: Tax-free re-organization for stock component; cash / stock value equalization election mechanism Estimated initial cost savings: 25% of Hudson United's core operating expense base, fully phased-in by 2007 Additional retail franchise investment and related revenue enhancements: Retail franchise investment: $7.5 million (after tax) in 2006 and $10.0 million (after tax) in 2007 Revenue enhancements: Initial $9 million (after tax) in 2007 Restructuring charge: $86 million, after tax (approximately 4.5% of deal value) Required approvals: Hudson United and BNK shareholder approvals Customary regulatory approvals Expected closing: First quarter 2006 Summary of Significant Terms and Assumptions Based on BNK's closing price of $29.96 on July 11, 2005. Actual allocation will depend upon final exchange ratio.

Update on Hudson United Hudson United shareholders are voting on the transaction today. We have received regulatory approval from the OCC and the State of Maine Bureau of Banking and are awaiting the approval of the Federal Reserve. The integration planning is going well and we anticipate a systems conversion later this spring. Wendy Suehrstedt who will become the CEO of Hudson United has been spending 3 - 4 days per week at Hudson. Subject to shareholder and Federal Reserve approval, we anticipate a closing in the first quarter of 2006.

Summary Market Expansion Opportunity Creates state-wide franchise in Connecticut Builds franchise in eastern New York state Establishes strong commercial presence in New Jersey Provides outstanding opportunity in Philadelphia TD Banknorth can Grow and Improve Hudson United's Franchise Franchise improvement and restructuring New investments where needed Advantage of TD Banknorth's products and balance sheet TD Banknorth management has proven track record of growth via acquisitions Low-Risk Transaction Hudson United is a profitable franchise with good asset quality Community banking model similar to TD Banknorth's Consistent with size and scope of past acquisitions Integration experience Sound Investment Accretive to BNK's EPS by 2007, the first full year of combined operations Strong pro forma profitability ratios and net interest margin Subject to regulatory requirements, TD intends to maintain or increase its ownership position in BNK Hudson United provides solid base from which to grow in attractive markets Summary

Questions & Answers

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that are part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus has been mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders can obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. Additional Information about the Transaction